NOMURA

Notice of Convocation of the 119th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of you for your ongoing support.

In the fiscal year ended March 31, 2023, bond yields in major industrialized countries rose significantly as each country implemented monetary tightening against rising global inflationary pressures stemming from supply constraints, soaring energy and food prices, and tight labor supply. The outlook for the global economy remains uncertain due to future trends of monetary policies and heightened geopolitical risks. Under these circumstances, we have laid out our plan to expand into private markets to complement our public markets businesses with the aim of providing customized services and solutions to each client, and have worked to develop structures that meet client needs, from face-to-face to digital, and to provide new asset classes.

As a result, the Group's net revenue totaled 1,335.6 billion yen, income before income taxes amounted to 149.5 billion yen, and net income came to 92.8 billion yen. Based upon our dividend policy, we declared a year-end dividend of 12 yen per share to shareholders of record as of the end of March, 2023. When combined with the interim dividend, this gives an annual dividend of 17 yen per share.

The changes in financial capital market are very rapid and significant. We will carry out our business with caution while implementing risk management, and at the same time seek to generate profit by taking changes as opportunities. In Japan, the government set forth "Doubling Asset-based Income Plan", and there have been growing movements to shift personal financial assets from savings to investments. We will aim to raise our corporate value to meet your expectations.

The Group's diverse businesses are founded on the trust of all stakeholders including clients, and we believe that the enhancement of our corporate value and the sustainable growth of society follow the same path. We will continue to make concerted efforts toward our management vision, "Achieve sustainable growth by helping resolve social issues."

Thank you very much for your continued support.

May 2023

Kentaro Okuda
Director, President and Group CEO

(Securities Code: 8604)
May 31, 2023
(Start Date of Electronic Provision Measures May 25, 2023)

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda
Director, Representative Executive Officer,
President and Group CEO
Nomura Holdings, Inc.
1-13-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the "Company"). The 119th Annual General Meeting of Shareholders will be held as described below.

On the occasion of the convocation of this Annual General Meeting of Shareholders, measures for electronic provision have been taken regarding the information that is the content of the shareholders meeting reference documents (Electronic Provision Measures Matters), and as they have been posted on the Company's website as the "Notice of Convocation of the Annual General Meeting of Shareholders" and "Out of the Documents Describing the Electronic Provision Measures Matters, Matters not Described in the Documents for Delivery in Accordance With Document Delivery Requests Pursuant to Laws/Regulations and the Articles of Incorporation (Matters Omitted from Documents for Delivery)," please kindly confirm these by accessing the Company's website below

The Company's website	https://www.nomuraholdings.com/investor/shm/

As the Electronic Provision Measures Matters, other than on the website above, are also posted on the website of the Tokyo Stock Exchange, Inc. (TSE), please kindly confirm these by accessing the TSE's website below (Listed Company Search) and entering/searching "Nomura Holdings" for the Issue name (company name) or "8604" for the code, and by thereafter selecting "Basic information," "Documents for public inspection/PR information."

The TSE's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Details

1. **Date and Time:** 10:00 a.m. on Tuesday, June 27, 2023 (JST)

2. **Place:** Grand Nikko Tokyo Daiba, "Palais Royal" (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3. **Agenda for the Meeting:**

Matters to be Reported:

1.   Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the Accounting Auditor and the Audit Committee for the 119th fiscal year (covering the period from April 1, 2022 to March 31, 2023).

2.   Report on the financial statements for the 119th fiscal year (covering the period from April 1, 2022 to March 31, 2023).

Matter to be Resolved:

Proposal : Appointment of Thirteen Directors

4. **Matters Regarding the Exercise of Voting Rights:**

1) If there is a repeated exercise of voting rights via electronic or magnetic means (Internet, etc.) and in writing, the exercise of voting rights via electronic or magnetic means (Internet, etc.) will be considered valid.

2) If voting rights are exercised more than once via electronic or magnetic means (Internet, etc.), the last exercise will be considered valid.

3) In the returned voting form, if there is no indication of being for/against a proposal, this will be treated as there having been a manifestation of an intent to vote in favor.

4) If voting rights are exercised through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

Out of the Electronic Provision Measures Matters, with regard to the following matters, pursuant to laws/regulations and the provisions of Article 25 of the Company's Articles of Incorporation, they are not stated in the document that will be delivered to shareholders from whom a request for document delivery has been received. Therefore, the document that will be delivered to shareholders from whom a request for document delivery has been received, on the occasion of the preparation of the Audit Report, were a part of the objects that the Audit Committee and Accounting Auditor audited.

1. "Stocks Acquisition Rights" and "The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure" in the Business Report; and

2. "The notes" to the consolidated financial statements

3. "The notes" to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company's and the TSE's website indicated above.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal : Appointment of Thirteen Directors

As of the conclusion of this General Meeting, the term of office of all twelve directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of thirteen directors, including three new director nominees. In addition, this year, aiming to further strengthen corporate governance, the number of outside director nominees has been increased by one. Of the thirteen nominees, nine are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Kentaro Okuda and Yutaka Nakajima.

Thirteen nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors (Year ended March 2023)
1	**Koji Nagai** Non-Executive Director Reappointment	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)
2	**Kentaro Okuda** Executive Officer Reappointment	Representative Executive Officer and President Group CEO	100% (11/11 meetings)
3	**Yutaka Nakajima** Executive Officer New Appointment	Representative Executive Officer and Deputy President	(New Appointment)
4	**Shoji Ogawa** Non-Executive Director Reappointment	Member of the Audit Committee (Full-Time) Member of the Board Risk Committee	100% (11/11 meetings)
5	**Noriaki Shimazaki** Outside Director, Independent Director Reappointment	Chairman of the Audit Committee Member of the Board Risk Committee	100% (11/11 meetings)
6	**Kazuhiko Ishimura** Outside Director, Independent Director Reappointment	Chairman of the Nomination Committee Chairman of the Compensation Committee	100% (11/11 meetings)
7	**Laura Simone Unger** Outside Director, Independent Director Reappointment	Chairperson of the Board Risk Committee	100% (11/11 meetings)
8	**Victor Chu** Outside Director, Independent Director Reappointment	Member of the Audit Committee Member of the Board Risk Committee	91% (10/11 meetings)
9	**J. Christopher Giancarlo** Outside Director, Independent Director Reappointment	Member of the Board Risk Committee	100% (11/11 meetings)
10	**Patricia Mosser** Outside Director, Independent Director Reappointment	Member of the Board Risk Committee	91% (10/11 meetings)
11	**Takahisa Takahara** Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)
12	**Miyuki Ishiguro** Outside Director, Independent Director New Appointment	Member of the Board Risk Committee (to be appointed)	(New Appointment)
13	**Masahiro Ishizuka** Outside Director, Independent Director New Appointment	Member of the Audit Committee (to be appointed)	(New Appointment)

*Three of the nominees are females.









Nomination Committee

Chairman

8
Year ended March 2023

Audit Committee

Chairman Full-Time

15
Year ended March 2023

Compensation Committee

Chairman

7
Year ended March 2023

Board Risk Committee

Chairperson

5
Year ended March 2023

:Outside Director :Inside Director (Non-Executive Director)

Name	Skill							
	Corporate Management	International Business	Financial Industry	Accounting/ Financial	Legal Systems/ Regulations	Internal Control (including Risk Management)	Digital(IT)/ DX	Sustainability
Koji Nagai	✓	✓	✓					✓
Kentaro Okuda	✓	✓	✓					✓
Yutaka Nakajima	✓	✓	✓			✓		
Shoji Ogawa		✓	✓			✓		
Noriaki Shimazaki	✓	✓		✓		✓	✓	✓
Kazuhiko Ishimura	✓	✓						✓
Laura Simone Unger		✓	✓		✓	✓		
Victor Chu	✓	✓	✓		✓	✓		✓
J. Christopher Giancarlo		✓	✓		✓	✓	✓	
Patricia Mosser		✓	✓		✓	✓	✓	
Takahisa Takahara	✓	✓						✓
Miyuki Ishiguro					✓	✓		
Masahiro Ishizuka				✓		✓		

1. Koji Nagai	(Jan. 25, 1959)



Chairman of the Board of Directors

Member of the Nomination Committee

Member of the Compensation Committee

Non-Executive Director
Reappointment

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Nomination Committee:
8/8

Attendance at Meetings of the Compensation Committee:
7/7

Number of shares held:
439,942 shares of common stock

Apr. 1981	Joined the Company
Apr. 2003	Director of Nomura Securities Co., Ltd.
Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
Apr. 2020	Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nagai has held positions including Director, Representative Executive Officer & Group CEO of the Company and Director and President of Nomura Securities Co., Ltd., and has served as Director and Chairman of the Company since April 2020.

The Company has designated Mr. Nagai as a director nominee with the expectation that, by having Mr. Nagai, who is well-versed in the business of the Nomura Group, serve as the chair of meetings of the Board of Directors as Chairman of the Board of Directors, the quality of discussions at meetings of the Board of Directors will be enhanced, and meetings of the Board of Directors will be operated effectively and efficiently.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

Mr. Nagai does not concurrently serve as an executive officer and is a non-executive director.

| **2.** | **Kentaro Okuda** | (Nov. 7, 1963) |

 Representative Executive Officer and President Group CEO Executive Officer Reappointment Attendance at Meetings of the Board of Directors: 11/11 Number of shares held: 264,078 shares of common stock	Apr. 1987 Joined the Company Apr. 2010 Senior Managing Director of Nomura Securities Co., Ltd. Apr. 2012 Senior Corporate Managing Director of Nomura Securities Co., Ltd. Aug. 2012 Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.) Apr. 2013 Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.) Apr. 2015 Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.) Apr. 2016 Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.) Apr. 2017 Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.) Apr. 2018 Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.) Apr. 2019 Executive Managing Director and Deputy President, Group Co-COO of the Company Apr. 2020 Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.) Jun. 2020 Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.) Jun. 2021 Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.) (Current)
	(Significant concurrent positions)
	Representative Director and President of Nomura Securities Co., Ltd.
	(Reasons for designation as a director nominee and expected role)
	Mr. Okuda has held positions including Executive Managing Director and Deputy President, Group Co-COO of the Company and Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer, President & Group CEO of the Company and Representative Director and President of Nomura Securities Co., Ltd. The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and their management oversight function can be exercised more effectively.

3. **Yutaka Nakajima**	(Aug .2, 1965)



Representative Executive
Officer and Deputy
President

Executive Officer

New Appointment

Number of shares held:
652,919 shares of common
stock

Apr. 1988	Joined the Company
Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
May 2015	Senior Managing Director of the Company
Apr. 2016	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2018	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2019	Senior Managing Director of the Company (concurrently Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2021	Senior Managing Director of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2023	Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.) （Current）

(Significant concurrent positions)

Representative Director and Deputy President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nakajima has held positions including Head of Global Markets, Senior Managing Director of the Company and Representative Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Representative Executive Officer and Deputy President of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and their management oversight function can be exercised more effectively.

4.	**Shoji Ogawa**	(Aug. 9, 1964)



Member of the Audit Committee (Full-Time)

Member of the Board Risk Committee

Non-Executive Director Reappointment

Attendance at Meetings of the Board of Directors: 11/11

Attendance at Meetings of the Audit Committee: 15/15

Attendance at Meetings of the Board Risk Committee: 5/5

Number of shares held: 39,426 shares of common stock

Apr. 1987	Joined the Company
Apr. 2007	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
Jul. 2013	Head of Office of Audit Committee of the Company (concurrently Head of Office of Audit Committee of Nomura Securities Co., Ltd.)
Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company (concurrently Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director and Group Internal Audit of the Company (concurrently Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.)
Apr. 2021	Advisor of the Company
Jun. 2021	Director of the Company (Current)

(Significant concurrent positions)

Corporate Auditor of Nomura Asia Pacific Holdings Co., Ltd
Non-Executive Director of Nomura Holding America Inc.
Non-Executive Director of Instinet Incorporated

(Reasons for designation as a director nominee and expected role)

Mr. Ogawa has held positions including Head of Office of Audit Committee, Head of Office of Non-Executive Directors and Audit Committee and Senior Managing Director and Group Internal Audit of the Company, and he has extensive experience and knowledge in the governance, internal control and internal audit field of the Nomura Group.

If his reappointment is approved, he is slated to continue serving as a full-time member of the Audit Committee and a member of the Board Risk Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Ogawa as a director nominee with the expectation that, by adding Mr. Ogawa, who is well-versed in the business of the Nomura Group, to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Ogawa does not concurrently serve as an executive officer and is a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 13)

All nine Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

(Reference) "Independence Criteria" for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the "Company") shall satisfy the requirements set forth below to maintain their independence from the Nomura Group (*1).

1. The person, currently, or within the last three years, in principle, shall not correspond to a person listed below.
(1) Person Related to the Company
   A person satisfying any of the following requirements shall be considered a Person Related to the Company:
   ・ Executive (*2) of another company where any Executive of the Company serves as a director or officer of that company;
   ・ Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or
   ・ Partner of the Company's Accounting Auditor or employee of such firm who works on the Company's audit.
(2) A person who is a Major Lender (*3) of the Nomura Group or an executive of a Major Lender of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Lender or an executive of an organization for whom the Nomura Group is a Major Lender.
(3) A person who is a Major Business Partner (*4) of the Nomura Group or an executive (including a partner of a professional services firm, etc.) of a Major Business Partner of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Business Partner or an executive (including a partner of a professional services firm, etc.) of an organization for whom the Nomura Group is a Major Business Partner.
(4) A person receiving compensation from the Nomura Group of more than 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year, excluding director/officer compensation.
(5) An executive of an institution receiving more than a Certain Amount of Donation (*5) from the Company.

2. The person's spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):
(1) Executive of the Nomura Group; or
(2) A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)
*1: Nomura Group shall mean the Company and the Company's subsidiaries listed as significant subsidiaries in the Business Report of the Company.
*2: Executive shall mean Executive Directors (*gyoumu shikkou torishimariyaku*), Executive Officers (*shikkouyaku*) and important employees (*jyuuyou na shiyounin*), including Senior Managing Directors (*shikkouyakuin*), etc.
*3: Major Lender shall mean a lender from which the borrower has borrowed an amount equal to or greater than 2% (excluding borrowings that are not material in terms of fungibility, repayment potential, etc.) of the consolidated total assets of the borrower.
*4: Major Business Partner shall mean a business partner whose transactions with the other party exceed 2%（excluding transactions that are not material, such as those conducted under general conditions）of such business partner's consolidated gross revenues in the last completed fiscal year.
*5: Certain Amount of Donation shall mean a donation that exceeds 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year that is greater than 2% of the donee institution's gross revenues or ordinary income.

End.

---

5. **Noriaki Shimazaki** | (Aug. 19, 1946) |



Chairman of the Audit Committee

Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office: 7 years

Attendance at Meetings of the Board of Directors: 11/11

Attendance at Meetings of the Audit Committee: 15/15

Attendance at the Board Risk Committee: 5/5

Number of shares held: 29,100 shares of common stock

Apr. 1969	Joined Sumitomo Corporation
Jun. 1998	Director of Sumitomo Corporation
Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
Jan. 2009	Trustee of the IASC Foundation (currently, IFRS Foundation)
Jul. 2009	Special Advisor of Sumitomo Corporation
Jun. 2011	Director of the Financial Accounting Standards Foundation
Jun. 2011	Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office
Sep. 2013	Advisor of the Japanese Institute of Certified Public Accountants (Current)
Jun. 2016	Outside Director of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)
Aug. 2019	Senior Advisor of the IFRS Foundation Asia-Oceania Office (Current)

(Significant concurrent positions)

Outside Director of Loginet Japan Co., Ltd.
Director of Nomura Securities Co., Ltd. (*)

(Reasons for designation as an outside director nominee and expected role)

Mr. Shimazaki has extensive experience with respect to corporate management and further, has a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of positions such as Representative Director and Executive Vice President of Sumitomo Corporation, Member of the Business Accounting Council of the Financial Services Agency, Trustee of IASC Foundation and Director of the Financial Accounting Standards Foundation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee (Chairman) and a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

*Mr. Shimazaki, at Nomura Securities Co., Ltd, is a non-executive director and serves as Chairman of the Audit and Supervisory Committee. Since he is an outside director of the Company, in accordance with Article 2, Item 15(c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

6. **Kazuhiko Ishimura** | (Sep. 18, 1954) |



Chairman of the
Nomination Committee

Chairman of the
Compensation Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
5 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Nomination Committee:
8/8

Attendance at Meetings of
the Compensation
Committee:
7/7

Number of shares held:
0 shares of common stock

Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) ("AGC")
Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
Mar. 2008	Representative Director and President & COO of AGC
Jan. 2010	Representative Director and President & CEO of AGC
Jan. 2015	Representative Director & Chairman of AGC
Jan. 2018	Director & Chairman of AGC
Jun. 2018	Outside Director of the Company (Current)
Mar. 2020	Director of AGC
Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology
Apr. 2021	President and CEO of the National Institute of Advanced Industrial Science and Technology (Current)

(Significant concurrent positions)

President and CEO of the National Institute of Advanced Industrial Science and Technology
Outside Director of Ricoh Company, Ltd

(Reasons for designation as an outside director nominee and expected role)

Mr. Ishimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as Representative Director and President and CEO, and Chairman of the Board of AGC. Further, including by currently serving as President and CEO of the National Institute of Advanced Industrial Science and Technology, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee (Chairman) and a member of the Compensation Committee (Chairman) after this Annual General Meeting of Shareholders.

7. **Laura Simone Unger**	(Jan. 8, 1961)



Chairperson of the
Board Risk Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
5 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at the Board
Risk Committee:
5/5

Number of shares held:
(1,000 ADRs (*))

Jan. 1988	Enforcement Attorney of the U.S. Securities and Exchange Commission ("SEC")
Oct. 1990	Counsel of the U.S. Senate Committee on Banking, Housing and Urban Affairs
Nov. 1997	Commissioner of the SEC
Feb. 2001	Acting Chairperson of the SEC
Jul. 2002	Regulatory Expert of CNBC
May 2003	Independent Consultant of JPMorgan Chase & Co.
Aug. 2004	Independent Director of CA Inc.
Jan. 2010	Special Advisor of Promontory Financial Group
Dec. 2010	Independent Director of CIT Group Inc.
Nov. 2014	Independent Director of Navient Corporation (Current)
Jun. 2018	Outside Director of the Company (Current)

(Significant concurrent positions)

Independent Director of Navient Corporation
Independent Director of Nomura Holding America Inc.
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.
Independent Director of Instinet Holdings Incorporated

(Reasons for designation as an outside director nominee and expected role)

Ms. Unger is well-versed in finance-related legal systems/regulations, and including the holding in the past of positions such as a Commissioner and Acting Chairperson of the SEC, etc., such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee (Chairperson) after this Annual General Meeting of Shareholders.

*American Depositary Receipts

8. **Victor Chu**	(Jun. 20, 1957)



Member of the Audit Committee

Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office: 2 years

Attendance at Meetings of the Board of Directors: 10/11

Attendance at Meetings of the Audit Committee: 10/10
(Mr. Chu attended all meetings of the Audit Committee that were held after the appointment as a member of the Audit Committee.)

Attendance at the Board Risk Committee: 4/5

Number of shares held: 0 shares of common stock

Dec. 1982	Solicitor of the Supreme Court, Hong Kong
Jan. 1988	Chairman and Chief Executive Officer of First Eastern Investment Group (Current)
Oct. 1988	Director and Council Member of the Hong Kong Stock Exchange
Jun. 1992	Advisory Committee Member of the Securities and Futures Commission, Hong Kong
Aug. 2003	Foundation Board Member of the World Economic Forum
Apr. 2018	Independent Director of Airbus SE (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Chairman and Chief Executive Officer of First Eastern Investment Group
Non-Executive Director of Grand Harbour Marina PLC
Chair of Council, University College London
Co-Chair, International Business Council of the World Economic Forum
Independent Director of Airbus SE

(Reasons for designation as an outside director nominee and expected role)

Mr. Chu has extensive experience with respect to corporate management and the finance industry, and further, has a high degree of expertise with regard to legal, regulatory and corporate governance. He established First Eastern Investment Group, an international investment company, and has served as its Chairman and CEO for many years. His past positions included key positions in Hong Kong financial circles such as the Hong Kong Stock Exchange and Securities and Futures Commission, Hong Kong. Such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee and a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

9. J. Christopher Giancarlo   (May 12, 1959)



Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office: 2 years

Attendance at Meetings of the Board of Directors: 11/11

Attendance at the Board Risk Committee: 5/5

Number of shares held: 0 shares of common stock

Sep. 1984	Associate Attorney of Mudge Rose Guthrie Alexander & Ferdon
Oct. 1985	Associate Attorney of Curtis, Mallet-Prevost, Colt & Mosle
Jan. 1992	Attorney, Founding Partner of Giancarlo & Gleiberman
Sep. 1997	Attorney, (Equity) Partner of Thelen Reid Brown Raysman & Steiner
Apr. 2000	Vice President and Legal Counsel of Fenics Software
Apr. 2001	Executive Vice President of GFI Group Inc.
Jun. 2014	Commissioner of the U.S. Commodity Futures Trading Commission
Jan. 2017	Chairman of the U.S. Commodity Futures Trading Commission
Oct. 2019	Independent Director of the American Financial Exchange (Current)
Jan. 2020	Senior Counsel of Willkie Farr & Gallagher LLP (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Senior Counsel of Willkie Farr & Gallagher LLP
Independent Director of the American Financial Exchange
Principal of Digital Dollar Project
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.

(Reasons for designation as an outside director nominee and expected role)

Mr. Giancarlo is well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, and including the holding in the past of positions such as Executive Vice President of GFI Group Inc., a U.S. securities brokerage company, and Chairman of the U.S. Commodity Futures Trading Commission, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

| **10.** | **Patricia Mosser** | (Feb. 14, 1956) |



Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office: 2 years

Attendance at Meetings of the Board of Directors: 10/11

Attendance at the Board Risk Committee: 4/5

Number of shares held: (100 ADRs (*))

Jul. 1986	Assistant Professor, Economics Department, Columbia University
Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
Jan. 2007	Board Member of the American Economic Association's Committee on the Status of Women in the Economics Profession
Jun. 2007	Member of the Markets Committee, Bank for International Settlements
Jan. 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University's School of International and Public Affairs (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Senior Research Scholar

Director of the MPA Program in Economic Policy Management

Director of Central Banking and Financial Policy

*All positions at Columbia University, School of International and Public Affairs

Independent Director of Nomura Holding America Inc.

(Reasons for designation as an outside director nominee and expected role)

Ms. Mosser has many years of experience as an economist and central banker. In addition to her current position of Senior Research Scholar and Director of Central Banking at Columbia's School of International and Public Affairs, she has held past positions such as Deputy Director of the Office of Financial Research at U.S. Treasury Department and Senior Vice President of the FRBNY. Such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

*American Depositary Receipts

| 11. | Takahisa Takahara | | (Jul. 12, 1961) | |



Member of the
Nomination Committee

Member of the
Compensation Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
2 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Nomination Committee:
8/8

Attendance at Meetings of
the Compensation
Committee:
7/7

Number of shares held:
881 shares of common stock

Apr. 1991	Joined Unicharm Corporation
Jun. 1995	Director of Unicharm Corporation
Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
Jun. 1997	Senior Director of Unicharm Corporation
Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
Jun. 2001	Representative Director, President of Unicharm Corporation
Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Representative Director, President & CEO of Unicharm Corporation
Outside Director of Sumitomo Corporation(to be appointed)

(Reasons for designation as an outside director nominee and expected role)

Mr. Takahara has extensive experience with respect to corporate management, and currently holds the position of Representative Director, President & CEO of Unicharm Corporation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

12. **Miyuki Ishiguro**	(Oct. 26, 1964)



Outside Director,
Independent Director
New Appointment

Number of shares held:
0 shares of common stock

Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
Jan. 1999	Partner of Tsunematsu Yanase & Sekine
Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
Oct. 2004	Visiting Professor, Columbia Law School
May 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
Apr. 2016	Council Member of the Management Council of Hitotsubashi University
Apr. 2018	Vice President of the Tokyo Bar Association
Apr. 2019	Vice President of the Inter-Pacific Bar Association (IPBA)
Mar. 2020	President-Elect of the Inter-Pacific Bar Association (IPBA) (Current)

(Significant concurrent positions)

Partner of Nagashima Ohno & Tsunematsu

President-Elect of the Inter-Pacific Bar Association (IPBA)

Outside Audit & Supervisory Board Member, Lasertec Corporation

Outside Audit & Supervisory Board Member, Benesse Holdings, Inc.

(Reasons for designation as an outside director nominee and expected role)

Ms. Ishiguro, from her many years of experience as an attorney, is well-versed in legal systems/regulations in areas such as finance and capital markets, and including the positions that she currently holds such as Partner of Nagashima Ohno & Tsunematsu and President Elect of the Inter-Pacific Bar Association (IPBA), which is an international association of business and commercial lawyers, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her appointment is approved, she is slated to serve as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although she serves as a partner of Nagashima Ohno & Tsunematsu, the amount of transactions between Nagashima Ohno & Tsunematsu and the Company in fiscal 2022 was less than 1% of Nagashima Ohno & Tsunematsu 's sales.

13. Masahiro Ishizuka (Apr. 21, 1960)



**Outside Director,
Independent Director
New Appointment**

Number of shares held:
0 shares of common stock

Oct. 1984	Joined Deloitte Haskins and Sells International (*)
Apr. 1988	Registered as a Certified Public Accountant
Jun. 1997	Partner of Tohmatsu & Co. (*) (resignation scheduled for the end of May 2023)
Jan. 1998	Deloitte & Touche LLP based in New York
Oct. 2007	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*)
Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
Oct. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
Nov. 2015	The Board Member of Deloitte Tohmatsu LLC
Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC
Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group (resignation scheduled for the end of May 2023)

(Significant concurrent positions)

None

(Reasons for designation as an outside director nominee and expected role)

Mr. Ishizuka is well-versed in international accounting systems from his many years of experience as a Certified Public Accountant, and has a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Further, including the holding in the past of positions such as Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants and Executive Officer, General Manager of the Reputation Quality Risk Management Headquarters of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his appointment is approved, he is slated to serve as a member of the Audit Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

He serves as a partner of Deloitte Touche Tohmatsu LLC and as an Ethics Officer of Deloitte Tohmatsu Group (resignation from both positions scheduled for the end of May 2023). The amount of transactions between the group including Deloitte Touche Tohmatsu LLC and the Company in fiscal 2022 was less than 1% of the group's sales.

*Each of the corporations is currently Deloitte Touche Tohmatsu LLC

(Notes)

1. In October 2001, the Company reorganized and became a holding company, changed the company name from, "The Nomura Securities Co., Ltd." to "Nomura Holdings, Inc." and Nomura Securities Co., Ltd., the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

2. Since June 2003, the Company has put in place three committees (the nomination, audit, and compensation committees) and adopted a corporate governance structure that separates management's oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.

3. There are no particular conflicts of interest between the Company and each of the thirteen nominees.

4. The Company has entered into agreements to limit liability for damages set forth in Paragraph 1, Article 423 of the Companies Act (limitation of liability agreements) with each of the following director nominees: Mr. Shoji Ogawa, Mr. Noriaki Shimazaki, Mr. Kazuhiko Ishimura, Ms. Laura Simone Unger, Mr. Victor Chu, Mr. J. Christopher Giancarlo, Ms. Patricia Mosser. and Mr. Takahisa Takahara. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If each nominee is reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them. Further, if the director nominees Ms. Miyuki Ishiguro and Mr.Masahiro Ishizuka are appointed as directors, the Company is planning to enter into the limitation of liability agreements stated above with both of them

5. The outside director nominee Mr. Kazuhiko Ishimura had concurrently served as an outside director of IHI Corporation ("IHI") until June 2022). IHI, regarding its civil aero engine maintenance business, received an order in accordance with the Aircraft Manufacturing Industry Act in March 2019 to carry out repairs in accordance with the repair methods approved by the Ministry of Economy, Trade and Industry, and received a business improvement order in accordance with the Civil Aeronautics Act from the Ministry of Land, Infrastructure, Transport and Tourism in April 2019.
Mr. Kazuhiko Ishimura, although he was not recognizing this until such facts have been identified, he had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations on a regular basis, and further, after such facts have been identified, he had been engaged in activities such as requesting investigation of the facts and implementation of appropriate recurrence prevention measures at meetings of the board of directors of IHI, and the duties as outside director were performed.

6. The outside director nominee Mr. Noriaki Shimazaki, concurrently serves as director of Nomura Securities Co., Ltd., a subsidiary of the Company. Nomura Securities Co., Ltd., received a business improvement order from the Financial Services Agency in May 2019, after Nomura Securities Co., Ltd. was found to have improperly handled information relating to the listing and delisting criteria for the upper market, which was under review by the Tokyo Stock Exchange, Inc. In response to this incident, Nomura Securities Co., Ltd. have reviewed the organizational structure of the equity business within the Wholesale division, and developed a system to strictly control non-public information that could have a material impact on investment decisions. In December 2019, Nomura Group established the "Nomura Group Code of Conduct" as guidelines for action to be taken in order to increase awareness of the importance of responding to the role expected from the society as a financial services group. At the same time, Nomura Group has developed an internal management system to promote appropriate actions (Conduct) based on the Code of Conduct.
Mr. Noriaki Shimazaki, although he was not aware of this fact until the occurrence of the incident as described above, made remarks from the viewpoint of legal compliance at the Board of Directors meetings of Nomura Securities Co., Ltd. and other meetings, and after the occurrence of the incident, as the chairman of the Audit and Supervisory Committee, he made various proposals regarding the establishment of improvement measures, measures for their implementation, and measures to keep them firmly established and functioning effectively.

7. The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which include the ten director nominees for reappointment as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured person at the Company, and all insurance premiums of insured persons have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers. In addition, if the three director nominees for new appointment are approved, these nominees will be included as insured persons under such insurance contracts.
At the time of contract renewal during the term of office, such insurance contracts are scheduled to be renewed with similar content.

End.

Report for the 119th Fiscal Year

From April 1, 2022 to March 31, 2023

I. Current State of Nomura Group

1. Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

   ① Fundamental Management Policy

    In Fundamental Management Policy formulated by the Board of Directors, our company has set the following Management Vision and Basic Vision of Group Management.

<u>Fundamental Management Policy of Nomura Holdings, Inc.</u>

(Management Vision)

   Nomura Group's management vision is to enhance its corporate value by deepening society's trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

   As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.

   To enhance its corporate value, the Company utilizes return on equity ("ROE") as a management indicator and will strive for sustainable business transformation.

(Basic Vision of Group Management)

(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish earning structure not subject to market condition with proper cost control and risk management.

(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.

(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers' interests and comply with applicable laws and regulations relating to the business.

(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.

(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.

   We have established the following management vision based on the management goals.

   ②Management Vision

   Our diverse businesses rely on the trust of our clients and all stakeholders. We recognize that raising our corporate value and ensuring sustainable growth of society as a whole are closely linked together. This is why our management vision is to achieve sustainable growth by helping resolve social issues.

(2) Structure of Business Operations

  Nomura Group's divisions are comprised of three divisions (Retail Division, Investment Management Division and Wholesale Division). All divisions work together to manage business operations across the Group. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions, and fully demonstrating Nomura Group's comprehensive capabilities.

2. Progress and Results of the Nomura Group's Business Activities

(1) Summary

In the fiscal year ended March 31, 2023, inflation accelerated worldwide. Contributing factors included a sharp increase in commodity prices sparked by armed conflict breaking out in Ukraine, as well as supply constraints, including semiconductor shortages, arising as Western economies reopened after emerging from pandemic conditions. The major central banks of the world, including the U.S. Federal Reserve Board (U.S. Fed), swiftly tightened monetary policy to address this accelerated and increasingly protracted inflation. Government bond yields rose in major developed economies on expectations for further inflation and monetary tightening measures. In addition, stock markets in major developed economies underwent corrections as the steep rise in market interest rates depressed valuations and as concerns grew that monetary policy tightening would blunt economic growth.

In the second half of the fiscal year, inflation showed signs of leveling off in the major developed economies, and expectations for the U.S. Fed to end its rate hikes led to a rally in stock markets. In response to the Chinese government's decision at the end of 2022 to end its strict zero-COVID policy, expectations rose for improvement in global economic growth supported by China's reopening.

Inflation in Japan rose on the back of higher inflation overseas. As rising interest rates overseas also put upward pressure on Japanese government bond yields, concerns mounted that the Bank of Japan would become unable to maintain its yield curve control policy, under which it sets a target level and a tolerable fluctuation range for 10-year Japanese government bond yields. In December 2022, the Bank of Japan widened the range at which yields on 10-year JGBs are allowed to fluctuate, from +/-0.25ppt to +/-0.50ppt. Some market participants interpreted this move as signaling further policy changes. In the Japanese government bond market, yields continued to be subject to upward pressure, fueled by expectations for Bank of Japan policy changes amid persistent speculation that policy revisions would be enacted after the new Bank of Japan governor took charge in April 2023. The disparities between inflation in Japan and abroad, and the divergence in monetary policy that reflects these conditions, led to significant depreciation of the yen versus other currencies, with the dollar-yen rate briefly exceeding 151 yen in October 2022.

We faced volatile markets driven by the increased uncertainty of global economy due to heightened geopolitical risks, inflation and central bank monetary policy tightening. Amid this environment, we focused on developing new areas of business, bolstering our existing businesses and better positioning ourselves to meet the individual needs of our clients.

We posted net revenue of 1,335.6 billion yen for the year ended March 31, 2023, a 2.1% decrease from the previous fiscal year. Non-interest expenses increased by 4.3% to 1,186.1 billion yen, income before income taxes was 149.5 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 92.8 billion yen. Return on equity was 3.1%. EPS[1] for the year ended March 31, 2023 was 29.74 yen a decrease from 45.23 yen for the year ended March 31, 2022. We have decided to pay a dividend of 12 yen per share to shareholders of record as of March 31, 2023. As a result, the total annual dividend will be 17 yen per share. Nomura recognized income of 28.0 billion yen from the sale of a part of its shares held in Nomura Research Institute, Ltd.

(Note):
1. Diluted net income attributable to Nomura Holdings, Inc. shareholders per share.

Consolidated Financial Results

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2021	March 31, 2022 (A)	March 31, 2023 (B)	
Net revenue	1,401.9	1,363.9	1,335.6	(2.1)
Non-interest expenses	1,171.2	1,137.3	1,186.1	4.3
Income before income taxes	230.7	226.6	149.5	(34.0)
Income tax expense	70.3	80.1	57.8	(27.8)
Net income	160.4	146.5	91.7	(37.4)
Less: Net income (loss) attributable to noncontrolling interests	7.3	3.5	(1.1)	—
Net income attributable to NHI shareholders	153.1	143.0	92.8	(35.1)
Return on shareholders' equity	5.7%	5.1%	3.1%	—



Revenue distribution
For the year ended March 31, 2023

Other
Net revenue
164.7 billion yen
Income before income taxes
73.4 billion yen

Wholesale
Net revenue
772.4 billion yen
Income before income taxes
29.4 billion yen

Segment total
1,365.8 billion yen

Retail
Net revenue
300.2 billion yen
Income before income taxes
33.5 billion yen

Investment Management
Net revenue
128.6 billion yen
Income before income taxes
43.5 billion yen

(2) Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Investment Management and Wholesale.

Business Segment Results

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2021	March 31, 2022 (A)	March 31, 2023 (B)	
Net revenue	1,390.3	1,358.3	1,365.8	0.6
Non-interest expenses	1,171.2	1,137.3	1,186.1	4.3
Income before income taxes	219.1	221.0	179.7	(18.7)



■**Net revenue**
(Billions of yen)

1,390.3   1,358.3   1,365.8

March 31,2021   March 31,2022   **March 31,2023**

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2023 was 1,365.8 billion yen, an increase of 0.6% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2023 increased by 4.3% from the previous year to 1,186.1 billion yen. Income before income taxes was 179.7 billion yen for the fiscal year ended March 31, 2023, a decrease of 18.7% from previous year.

Operating Results of Retail

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2021	March 31, 2022 (A)	March 31, 2023 (B)	
Net revenue	368.8	328.0	300.2	(8.5)
Non-interest expenses	276.5	268.7	266.7	(0.8)
Income before income taxes	92.3	59.2	33.5	(43.5)



■Net revenue
(Billions of yen)

In our Retail Division, net revenue for the year ended March 31, 2023 decreased by 8.5% from the previous fiscal year to 300.2 billion yen, and non-interest expenses decreased by 0.8% to 266.7 billion yen. As a result, income before income taxes decreased by 43.5% to 33.5 billion yen.

Based on the basic concept of "Enriching clients by responding to their asset concerns", our Retail Division has been working on shifting to asset consulting business in close cooperation with each client with the aim of becoming "the most trusted partner". Flow revenue was weak during the fiscal year, as the market environment remained uncertain and sales of stocks and investment trusts remained at a low level. However, but our initiatives to expand our recurring revenue assets is making progress by consulting on the entire assets of our clients. In addition, we are aiming to build a sustainable client base and expand our business over the medium to long term by achieving contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will strengthen our initiatives in each channel, and in addition to asset management, we will strive to enhance our products and services to provide solutions for a variety of client issues, such as real estate and inheritance.

Operating Results of Investment Management

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2021	March 31, 2022 (A)	March 31, 2023 (B)	
Net revenue	163.2	148.0	128.6	(13.1)
Non-interest expenses	72.1	76.5	85.1	11.2
Income before income taxes	91.0	71.5	43.5	(39.2)



■Net revenue
(Billions of yen)

Net revenue decreased by 13.1% from the previous fiscal year to 128.6 billion yen. Non-interest expenses increased by 11.2% to 85.1 billion yen. As a result, income before income taxes decreased by 39.2% to 43.5 billion yen.

The Investment Management Division has been engaged in the broad asset management business while expanding its product lineup and improving its services to meet the diversifying investment needs of clients. Although the balance of assets under management decreased slightly overall, business revenues remained at the same level as the previous year, due in part to an improvement in the revenues from aircraft leasing company Nomura Babcock & Brown. On the other hand, investment profit/loss decreased from the previous fiscal year due to a decrease in gains and losses related to American Century Investments and gains on valuation and sales of investee companies of Nomura Capital Partners. During the fiscal year under review, as part of our expansion into the private sector, we established Nomura Real Asset Investment Co., Ltd., which invests in real estate and infrastructure, in a joint venture with Nomura Real Estate Holdings, Inc. We also acquired shares in New Forests Pty Limited, one of the world's leading forestry asset management companies. In addition, we established Nomura Private Capital LLC to launch a private asset management business in the United States.

Operating Results of Wholesale

| | Billions of yen | | | % Change |
| | For the year ended | | | (B-A)/(A) |
	March 31, 2021	March 31, 2022 (A)	March 31, 2023 (B)	
Net revenue	691.4	703.1	772.4	9.9
Non-interest expenses	627.1	628.6	743.0	18.2
Income before income taxes	64.3	74.5	29.4	(60.6)



■Net revenue
(Billions of yen)

The Wholesale Division consists of two businesses, Global Markets which is engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

Net revenue increased by 9.9% from the previous fiscal year to 772.4 billion yen. Non-interest expenses increased by 18.2% to 743.0 billion yen from previous year. As a result, income before income taxes decreased by 60.6% to 29.4 billion yen.

Global Markets

We continued to reinforce our core strengths across regions, enhanced risk control and governance and focused on providing uninterrupted service and liquidity to our clients, as they rebalanced and hedged their portfolio in the highly volatile and uncertain markets which experienced a 'paradigm shift'. We delivered resilient performance, deepened engagement with clients across flow as well as structured financing and solutions business.

Investment Banking

Client activity was lower than the previous fiscal year due to increased caution among clients in light of geopolitical risks and uncertainty in the market environment surrounding monetary policy. As a result, earnings declined for the full year due to a decline in M&A, and particularly in Equity Capital Markets and ALF. However, the business continued to engage closely with clients and enhanced Equity Private Placements and Private Financing opportunities along with Solutions business to effectively help clients in hedging and managing risk.

Other

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2021	March 31, 2022 (A)	March 31, 2023 (B)	
Net revenue	167.0	179.2	164.7	(8.1)
Non-interest expenses	195.5	163.5	91.3	(44.1)
Income (loss) before income taxes	(28.5)	15.8	73.4	365.8

■ **Net revenue**
(Billions of yen)



Net revenue was 164.7 billion yen including income of 28.0 billion yen from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 73.4 billion yen.

3. Financing Situation

(1) Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2) Capital Expenditures

Capital expenditures focus primarily on system investments to accelerate digitalization with the objective of encouraging business activities further in Japan and Overseas. In Retail Division, we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

4. Results of Operations and Assets

Item	Period	116th Fiscal Year (April 1, 2019 to March 31, 2020)	117th Fiscal Year (April 1, 2020 to March 31, 2021)	118th Fiscal Year (April 1, 2021 to March 31, 2022)	119th Fiscal Year (April 1, 2022 to March 31, 2023)
		(in billions of yen except per share data in yen)			
Total Revenue		1,952.5	1,617.2	1,594.0	2,486.7
Net revenue		1,287.8	1,401.9	1,363.9	1,335.6
Income before income taxes		248.3	230.7	226.6	149.5
Net income attributable to NHI shareholders		217.0	153.1	143.0	92.8
Basic-Net income attributable to NHI shareholders per share		67.76	50.11	46.68	30.86
Diluted-Net income attributable to NHI shareholders per share		66.20	48.63	45.23	29.74
Total assets		43,999.8	42,516.5	43,412.2	47,771.8
Total NHI shareholders' equity		2,653.5	2,694.9	2,914.6	3,148.6

(Note)

Stated in accordance with accounting principles generally accepted in the U.S.

5. Management Challenges and Strategies

The Nomura Group’s business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we are never satisfied with ourselves and will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

(1) *Medium-to Long-term Priority Issues*

Our vision is to take Nomura to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Nomura are committed to strengthening the provision of bespoke services and solutions made just for each client, through various strategy related to a three-pronged approach: expansion of client base, expansion of products and services, and delivery utilizing digital technology. Based on this strategy, for instance, we are starting to see results from the following efforts.

For more information on the strategies in each division, please refer to the challenges and strategies in each division.



Management vision
Achieve sustainable growth by helping solve social issues.
To expand our business from public into private markets.
Shift to asset consulting
✓ Increase of stock assets
✓ Strengthen our segment approach
Enhancing Investment Management
✓ Pursue two-pronged growth strategy in public and private markets
✓ Expand the investment opportunities in private markets
Stabilizing and growing Wholesale business
✓ Global advisory business growth driven by Americas
✓ Maintaining a high market share in core products
Strengthen Digital Financial Services
✓ Entry into digital asset business
✓ Increase client touchpoints
Drive Sustainability
✓ Support efforts of clients and stakeholders
✓ Aim to achieve net zero greenhouse gas (GHG) emissions as own sustainability efforts

・ Shifting to asset consulting business

We are shifting to an asset consulting business for domestic individual customers. We provide asset consulting services that we believe provide preferable medium-to long-term solutions for our clients. We support clients in increasing their assets, and we aim to increase the fee income we receive as a result by increasing assets under custody. The steady increase in income from stock assets such as investment trusts, for which fees such as management and administration expenses are charged for assets under management, contributes to more stable revenue stream for us. In order to address the diversifying needs of our clients and provide personalized, private services, we reallocated our Sales Partners according to the attributes of our clients, strengthening our segment approach. In addition, we aim to expand our customer base by strengthening business for salaried employees, and expanding our business through alliances with regional financial institutions.

・ Strengthening Investment Management Division

We established our Investment Management Division, in April 2021, aiming to meet our clients' diverse needs, as part of our management strategy: Expanding our scope of business from public to private. This division aims not only to expand and strengthen traditional investment products but also to provide investment opportunities into private section such as alternative assets. Since the establishment of the division, we have expanded our investment opportunities in the private sector, including an investment corporation investing in unlisted stocks, an equity acquisition fund for business succession (Search Fund), a private real estate fund in Japan, and a private credit fund and forestry funds overseas. We have also established a publicly offered investment trust that invests in unlisted REITs (Real Estate Investment Trusts) in the U.S., which is also invested by individual investors in Japan. We believe that Nomura's mission is to challenge a wide range of private asset areas and to create an environment in which investors can easily invest.

・ Stabilizing and growing Wholesale business

In our Wholesale Division, we are diversifying our revenue sources while maintaining a high market share in core products. In addition, we will continue to provide liquidity and solutions to customers. Capital-light origination business, including M&A advisory, grow global business centered on Americas. Especially, in the U.S., we acquired Greentech Capital, LLC, a firm with a solid presence in sustainable technology and infrastructure, and launched Nomura Greentech in April 2020. We will seamlessly provide financial and other solutions to our global customer base. In addition, regarding solutions business that is less suspectable to changes in market environment, we build up experience in structured finance including infrastructure finance.

・ Strengthen Digital Financial Services

Our digital transformation efforts are directly linked to our competitiveness with other financial institutions in the future, and we will continue to promote a wide range of initiatives based on our strategy in order to provide highly convenient services to our clients and respond to diversifying needs. We also believe that our people are the source of the added value created by the Nomura Group even in a world of increasing where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face and virtual communications. In addition, we established "Digital Company" in April 2022, aiming to strengthen collaboration in the digital domain across group entities, including in our international operations, while also bolstering initiatives in focus areas. Our efforts to promote digitalization are as follows.

[Streamline and enhance internal operations]
We are working to focus on high value-added analysis and advisory services by promoting the automation and efficiency of internal operations. We also aim to provide services through highly satisfactory communication methods by improving existing services. In addition, we have launched an internal Digital IQ program to support digital e-learning with the aim of lifting the base-level knowledge of digital initiatives across the Group.

[Digitalization of client touchpoints]
Our Retail Division utilizes "Remote Consulting" which is an original system supporting sales representatives. By expanding utilization of OneStock which is an asset management smartphone application, FINTOS! which is an investment information application etc. we will develop a platform to deliver services for young people and the working generations, who we have not provided with many products and services.

[Participation in Digital Asset Business]
We are also working to create businesses in new areas. In September 2022, we established Laser Digital Holdings AG, a new entity in digital assets business, incorporated in Switzerland. The company will focus on three core areas: Secondary Trading, Venture Capital and Investor Products and will announce new services and product lines as it moves ahead with the staged launch of the business.

・ Initiatives for Sustainability
We consider sustainability to be a business activity, and based on our corporate philosophy of "We help to enrich society through our expertise in capital markets", have integrated sustainability into our management strategy. Nomura Group has established the Sustainability Committee chaired by the Group CEO and also consists of other persons designated by the Group CEO that includes the persons who make up the Executive Management Board as a forum to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the company's sustainability knowledge and accelerate the formulation and promotion of strategies.
Sustainability promotion in Nomura has value in two ways. One is to support the sustainability efforts of our clients and various stakeholders. The second is to promote the sustainability efforts in our own operations.

[Supporting the Sustainability Efforts of Our Clients and Stakeholders through Business Activities]
Our core role as a financial services group is to support customers through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing ESG-related funds as investments and providing them to individual investors. In addition, we will take advantage of the Group's comprehensive strengths in providing solutions to social issues by leveraging the functions we have cultivated over many years, including support for business succession, promoting innovation in the fields of regional revitalization, agriculture and medical care, and our expertise and knowledge in the field of research and analysis.
Nomura has been providing financial education programs for people of all ages, ranging from children to adults for more than 20 years, dating back to the 1990s. In April 2022, Nomura established the Financial Well-being Dept. in order to strengthen our financial education capabilities. We will continue to strengthen initiatives to improve the financial literacy of society as a whole.

[Our Company's Own Efforts to Continue Being a Sustainable Corporate Group]

Nomura commits to achieve net zero greenhouse gas ("GHG") emissions for its own operations by 2030, and to transition attributable GHG emissions from its lending and investment portfolios to align with pathways achieving net zero by 2050. To materialize this efforts, Nomura has joined the Net-Zero Banking Alliance ("NZBA") in 2021. Nomura Group participates in and endorses a lot of initiatives besides NZBA to further promote the realization of a sustainable environment and society in cooperation with stakeholders regarding how we will address social issues. We will also pursue diverse initiatives in diversity, equity and inclusion that are indispensable for generating flexible thinking as a part of promoting sustainability initiatives.

(2) *Issues in Each Division*

 The challenges and strategies in each division are as follows:

  ・ Retail Division

  Based on the basic concept of "Enriching clients by responding to their concerns about assets", our Retail Division aims to become a financial institution fulfilling the needs of many people. We will continue working on improving the skills of our partners (sales representatives), and enhance our wide range of products and services in order to accurately respond to diversifying clients' asset issues such as inheritance or anxiety about lack of funds after retirement. In addition, we will enhance online services and remote consulting service through contact centers.

  ・ Investment Management Division

  Our Investment Management Division is responsible for providing products and services that meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds with offerings in alternative assets such as private equity, we are able to add value and offer advanced services and solutions to meet the diverse needs of our clients. In the public market business, we aim to improve investment performance, expand investment strategies with robust investment capabilities, and enhance the provision of investment solutions. In the private market business, we are scaling up our asset management business, expanding into real asset management, including real estate and infrastructure, and fully realizing our private asset management capabilities in the global market. Amid continued downward pressure on management fees, we are pursuing higher value-added businesses and appropriate cost controls, while expanding investments in growth areas, particularly in the private market area.

  ・ Wholesale Division

  Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across business lines, regions and divisions while ensuring tight risk control. We will continue to further diversify our business portfolio through targeted growth in both existing and new businesses as well as deploy financial resources to selective, high growth opportunities.

  Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell to leverage our global platform and client franchise, pursue growth opportunities such as structured financing and solution business, international wealth management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.

  Investment banking aims to provide advisory services and financing to domestic as well as crossborder restructurings and industry-wide consolidations, as well as interest rate and FX solutions related to these transactions as volatile business environments impact our clients' businesses. While we expand our global advisory business, we will focus on broadening ESG related businesses with initiatives such as further utilization of Nomura Greentech's expertise and enhancement of our sustainable finance platform.

・ Risk Management and Compliance, etc.

We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.

We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees including those in the group companies to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and managing risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the "Nomura Group Code of Conduct" as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions ("Conduct") based on the Code of Conduct. At the 'Nomura Founding Principles and Corporate Ethics Day' held in every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct.

In order for us to be able to respond to the changing demands of society, the Code of Conduct is regularly reviewed to constantly examine ourselves and to ensure that our thinking aligns with society's norms.
By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of Nomura Group.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

6. Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions consisting of Retail, Investment Management and Wholesale.

In order to respond to our clients' increasingly diversified needs, we will further increase our lineup of services available to clients by focusing efforts on private side products and services such as non-listed equities and privately placed bonds, in addition to products in public markets such as listed stocks and corporate bonds that we have been providing so far.

7. Organizational Structure

(1) Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 116 locations in total): Tokyo (Head office and local branches — 19 locations in total), Kanto area excluding Tokyo (27 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (14 branches), Kinki area (17 branches), Chugoku area (7 branches), Shikoku area (3 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Properties, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2) Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3) Status of Employees

	Employees	Increase / Decrease
Total	26,775	190 Increase

(Notes)

1. Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2. Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4) Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	50,000	100%	Banking / Trust
Nomura Properties, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Asia Pacific Holdings Co., Ltd.............	Tokyo, Japan	¥	10	100%	Holding Company
Nomura Holding America Inc.	New York, U.S.	US$	7,557.25	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	1,300.00	100% *	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,813.49	100% *	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,352.44	100% *	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	3,391.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	3,241.22	100% *	Securities
Nomura International (Hong Kong) Limited	Hong Kong	¥	187,811	100% *	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100% *	Securities / Financial

(Notes)

1. "Capital" is stated in the currency on which each subsidiary's books of record are maintained. "Capital" of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with "*" in the "Percentage of Voting Rights" column include voting rights from indirect ownership of shares.

2. The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2023 was 1,432. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 14 as of March 31, 2023.

8. Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term borrowing	411,995
Mizuho Bank, Ltd.	Long-term borrowing	411,873
MUFG Bank, Ltd.	Long-term borrowing	396,840
Resona Bank, Limited.	Long-term borrowing	53,938
SBI Shinsei Bank, Limited	Long-term borrowing	34,577
Sumitomo Mitsui Trust Bank, Limited	Long-term borrowing	200,052
The Chiba Bank, Ltd.	Long-term borrowing	56,040
The Hachijuni Bank, Ltd.	Long-term borrowing	51,615
The Shizuoka Bank, Ltd.	Long-term borrowing	35,990
The Bank of Yokohama, Ltd.	Long-term borrowing	35,282
The Norinchukin Bank	Long-term borrowing	159,846
Meiji Yasuda Life Insurance Company	Long-term borrowing	36,598

9. Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company's consolidated financial performance.

Starting from FY2023/24, we will strive to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 5 yen per share to shareholders of record as of September 30, 2022 and have decided to pay a dividend of 12 yen per share to shareholders of record as of March 31, 2023. As a result, the total annual dividend will be 17 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2023:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
November 2, 2022	September 30, 2022	15,008	5.00
April 26, 2023..	March 31, 2023	36,049	12.00

10. Other Important Matters Related to the Current Situation of the Corporate Group

Nomura participated in a secondary offering at Nomura Research Institute, Ltd. ("NRI") as a seller and sold 13,000,000 ordinary shares it held at ¥37,528 million on December 5, 2022. NRI remains an equity method affiliate of Nomura.

II. Stocks

1. Total Number of Authorized Shares: 6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2. Total Number of Issued Shares: Common Stock 3,233,562,601 shares

3. Number of Shareholders: 365,121

4. Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned	
	(in thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	538,507	17.92
Custody Bank of Japan, Ltd. (Trust Account)	180,999	6.02
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	69,669	2.31
State Street Bank West Client-Treaty 505234	51,586	1.71
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds...	41,664	1.38
JP Morgan Chase Bank 385781	40,033	1.33
The Bank of New York Mellon as Depositary Bank for DR Holders	38,182	1.27
Nomura Group Employee Stock Ownership Association..	34,063	1.13
State Street Bank And Trust Company 505001..	31,828	1.05
SSBTC Client Omnibus Account..	31,570	1.05

_____

(Notes)

1. The Company has 229,510 thousand shares of treasury stock as of March 31, 2023 which is not included in the major shareholders list above.

2. Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5. Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:
(1) Repurchased shares

Common Stock .... 50,016,744 shares

Total Repurchase Amount (in thousands of yen) 24,727,656

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock .... 50,000,000 shares

Total Repurchase Amount (in thousands of yen) 24,719,192

Reason for Repurchase

The Company plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2) Shares Disposed

Common Stock .... 35,900,383 shares

Aggregate Amount of Disposition (in thousands of yen) 18,508,813

(3) Number of Shares Held in Treasury as of the end of fiscal year

Common Stock .... 229,510,828 shares

6. Status of Stock delivered to the Directors and Executive Officers of the Company as consideration of Execution of Duties during the fiscal year:

Position	Type and Number of Stock		Number of People
Directors and Executive Officers (excluding Outside Directors)	Common stock	169,716	9

7. Other Significant Matters concerning Stocks

At the meeting of the Board of Directors held on April 26, 2023, the Company adopted a resolution to repurchase shares.
(1) Reasons

To raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

(2) Type and aggregate number of shares to be repurchased

Common Stock ....35,000,000 shares (upper limit)

(3) Total Repurchase Amount .... 20 billion yen (upper limit)

(4) Period of Repurchase.. from May 16, 2023 to March 29, 2024

(5) Method of Repurchase .... Purchase on the stock exchange via a trust bank

At the meeting of the Board of Directors held on April 26, 2023, the Company adopted to cancel a part of its own shares.
(1) Type of shares to be cancelled... Nomura Holdings common shares

(2) Number of shares to be cancelled..70,000,000 shares

(3) Scheduled cancellation date .... June 1, 2023

III. Matters Relating to the Company's Directors and Executive Officers

1. Status of the Directors (as of March 31, 2023)

Name	Positions and Responsibilities	Significant Concurrent Positions
Koji Nagai	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1)
Kentaro Okuda	Director Representative Executive Officer and President Group CEO	Representative Director and President of Nomura Securities Co., Ltd. (*1)
Tomoyuki Teraguchi	Director Representative Executive Officer and Deputy President	Representative Director and Deputy President of Nomura Securities Co., Ltd. (*1)
Shoji Ogawa	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee	Corporate Auditor of Nomura Asia Pacific Holdings Co., Ltd. (*1) Non-Executive Director of Nomura Holding America Inc. (*1) Non-Executive Director of Instinet Incorporated (*1)
Kazuhiko Ishimura	Outside Director Chairman of the Nomination Committee Chairman of the Compensation Committee	President and CEO of the National Institute of Advanced Industrial Science and Technology Outside Director of Ricoh Company, Ltd.
Takahisa Takahara	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Representative Director, President & CEO of Unicharm Corporation Outside Director of Calbee, Inc. (*2)
Noriaki Shimazaki	Outside Director Chairman of the Audit Committee Member of the Board Risk Committee	Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*1)
Mari Sono	Outside Director Member of the Audit Committee	Auditor of WASEDA University
Laura Simone Unger	Outside Director Chairperson of the Board Risk Committee	Independent Director of Navient Corporation Independent Director of Nomura Holding America Inc. (*1) Independent Director of Nomura Securities International, Inc. (*1) Independent Director of Nomura Global Financial Products Inc. (*1) Independent Director of Instinet Holdings Incorporated (*1)
Victor Chu	Outside Director Member of the Audit Committee Member of the Board Risk Committee	Chairman and Chief Executive Officer of First Eastern Investment Group Chair of Council, University College London Co-Chair, International Business Council of the World Economic Forum Independent Director of Airbus SE

J. Christopher Giancarlo	Outside Director	Senior Counsel of Willkie Farr & Gallagher LLP
	Member of the Board Risk Committee	Independent Director of the American Financial Exchange
		Principal of Digital Dollar Project
		Independent Director of Nomura Securities International, Inc. (*1)
		Independent Director of Nomura Global Financial Products Inc. (*1)
Patricia Mosser	Outside Director	Senior Research Scholar*
	Member of the Board Risk Committee	Director of the MPA Program in Economic Policy Management*
		Director of Central Banking and Financial Policy*
		*Positions at Columbia University, School of International and Public Affairs
		Independent Director of Nomura Holding America Inc. (*1)

(Notes)

1. Directors Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo and Patricia Mosser are Outside Directors, as provided for in Item 15, Article 2 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.'s Securities Listing Regulations.

2. Director Noriaki Shimazaki, Chairman of the Audit Committee, is a financial expert under the Sarbanes-Oxley Act of 2002 and Director Mari Sono, a member of the Audit Committee, is a certified public accountant. Each of them has considerable finance and accounting knowledge.

3. The Company has selected director Shoji Ogawa, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

4. Companies marked with "*1" are wholly-owned subsidiaries (including indirect ownership) of the Company.

5. Concurrent positions marked with "*2" are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

6. There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with "*1").

7. The Company has entered into agreements to limit liability for damages set forth in Paragraph 1, Article 423 of the Companies Act with directors Shoji Ogawa, Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo and Patricia Mosser. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

8. As of April 1, 2023, director Tomoyuki Teraguchi assumed Director and Vice Chairman of Nomura Securities Co., Ltd.

2. Matters Relating to the Outside Directors
Status of the Activities of the Outside Directors

Name	Status of Main Activities
Kazuhiko Ishimura	Attended all 11 meetings of the Board of Directors, all 8 meetings of the Nomination Committee, and all 7 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Takahisa Takahara	Attended all 11 meetings of the Board of Directors, all 8 meetings of the Nomination Committee, and all 7 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Noriaki Shimazaki	Attended all 11 meetings of the Board of Directors, all 15 meetings of the Audit Committee and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years and an expert well-versed in international accounting systems, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Mari Sono	Attended all 11 meetings of the Board of Directors and all 15 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an expert well-versed in corporate accounting, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Laura Simone Unger	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Victor Chu	Attended 10 out of 11 meetings of the Board of Directors and 4 out of 5 meetings of the Board Risk Committee held during the fiscal year and all 10 meetings of the Audit Committee held after his appointment as a member of the Audit Committee during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years and an expert well-versed in law, regulations and corporate governance, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
J. Christopher Giancarlo	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Patricia Mosser	Attended 10 out of 11 meetings of the Board of Directors and 4 out of 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an economist, a central banker and a scholar for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.

(Note)
Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, and utilizing things such as each person's experience and knowledge, there have been discussions concerning matters such as the Company's business and corporate governance.

41

3. Status of the Executive Officers (as of March 31, 2023)

Name	Positions and Responsibilities	Significant Concurrent Positions
Kentaro Okuda	Director Representative Executive Officer and President Group CEO	See "1. Status of the Directors"
Tomoyuki Teraguchi	Director Representative Executive Officer and Deputy President	See "1. Status of the Directors"
Toshiyasu Iiyama	Executive Officer Public Policy and Regulatory Engagement Head of China Committee and Chief Health Officer (CHO)	Representative Director and Deputy President of Nomura Securities Co., Ltd.
Takumi Kitamura	Executive Officer Chief Financial Officer (CFO) and Investor Relations	Director, Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd.
Sotaro Kato	Executive Officer Chief Risk Officer (CRO) (based in New York)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.
Yosuke Inaida	Executive Officer Chief Compliance Officer (CCO)	Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd.
Toru Otsuka	Executive Officer Chief Strategy Officer (CSO)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. Representative Director of Nomura Asia Pacific Holdings Co., Ltd.
Christopher Willcox	Executive Officer Head of Wholesale (based in New York)	Director of Nomura Holding America Inc.

(Notes)

As of October 1, 2022, Christopher Willcox assumed the office of Executive Officer of the Company.

As of March 31, 2023, Tomoyuki Teraguchi resigned from the office of Executive Officer of the Company.

As of April 1, 2023, Yutaka Nakajima assumed the office of Executive Officer of the Company.

(Reference) Executive Officers as of April 1, 2023 are as follows:

Kentaro Okuda	Representative Executive Officer and President, Group CEO
Yutaka Nakajima	Representative Executive Officer and Deputy President
Toshiyasu Iiyama	Executive Officer, Deputy President-and Chief of Staff
Takumi Kitamura	Executive Officer, Chief Financial Officer (CFO) and Investor Relations
Sotaro Kato	Executive Officer, Chief Risk Officer (CRO) (based in New York)
Yosuke Inaida	Executive Officer, Chief Compliance Officer (CCO)
Toru Otsuka	Executive Officer, Group Secretariat, Strategy and Regulatory Affairs
Christopher Willcox	Executive Officer, Head of Wholesale (based in New York)

4. Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, corporate auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

5. Compensation paid to Directors and Executive Officers

Millions of yen

	Number of People (1)	Base Salary (2,3)	Performance-linked compensation(4)	Non-monetary compensation (Deferred Compensation)(5)	Total
Directors	10	354	80	65	499
(Outside Directors)	(8)	(197)	(－)	(－)	(197)
Executive Officers	8	516	688	577	1,781
Total	18	871	768	641	2,280

(Notes)
1. The number of people includes 1 Executive Officer who was appointed in October 2022. There were 10 Directors and 8 Executive Officers as of March 31, 2023. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
2. Base Salary of ¥871 million includes other compensation (commuter pass allowance) of ¥252 thousand.
3. In addition to base salary of Executive Officers, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
4. Out of the Yearly Bonus, amounts to be paid in cash after the Fiscal Year close are shown.
5. Deferred compensation (such as RSU and stock options) granted during and prior to the fiscal year ended March 31, 2023 is recognized as expense in the financial statements for the fiscal year ended March 31, 2023.
6. Subsidiaries of the Company paid ¥68 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2023.

6. Matters relating to Performance-Linked Compensation
(1) Yearly Bonus as Performance-Linked Compensation
Among the compensations for the Directors and the Executive Officers which is composed of the Base Salary, the Yearly Bonus and the Long-term Incentive Plan, the Company sets the Yearly Bonus as the Performance-Linked Compensation. In relation to the Yearly Bonus, in principal, half of the amount of the Yearly Bonus of the Directors and Executive Officers is paid in cash and the remainder amount is paid by Nomura's shares in multiple years - installments as Deferred Compensation the following year after the Fiscal Year onwards.

(2) Performance Indicator to be used for calculation of the Yearly Bonus
The Nomura Group elects the Return On Equity ("ROE"), which is set out as the most important performance indicator for the Nomura Group, as the performance indicator to be used for calculating a basis for determination of the Yearly Bonuses for the Directors and Executive Officers. The reason of the election of ROE is to align with the management vision and the business strategy of the Nomura Group.

(3) Calculation method of the Yearly Bonus
<Outline of calculation method>
In calculating the Yearly Bonus for the Directors and the Executive Officers, a different calculation method is applied depending on the position.

<Specific calculation method by position>
• With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Annual Bonus is calculated based on the level of achievement in actual value against the target value regarding ROE. In addition, Total Compensation ("TC") , including the Base Salary and the Annual Bonus, is determined by considering, as needed, qualitative evaluation competitor benchmarking etc. by the Compensation Committee.
•With respect to the Directors and the Executive Officers, their Annual Bonus and TC are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction's regulations and compensation level etc. in addition to the qualitative elements.
• With respect to the chairman of the Board of Directors, it is treated in the same matter as the Executive Officers.

<Actual value regarding the performance indicator used for the calculation of the Yearly Bonus >

Performance Indicator	Target value	Actual value for the Fiscal Year
ROE	8.0%	3.1%

7. Matters relating to Non-Monetary Compensation
(1) Deferred Compensation (equity-linked compensation)
The Company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers. In principle, equity-linked compensation (Restricted Stock Unit ("RSU"), Notional Stock Unit ("NSU")) that falls under the Non-Monetary Compensation is used for payment of the amount.

(2) Outline of current Deferred Compensation Awards.
The outline of current Deferred Compensation Awards is as follows.

Type of award	Key features
RSU awards	• Settled in Nomura's common stock. • Graded vesting period is set as three years in principle. • It is introduced as the Deferred Compensation since the fiscal year ended March 31, 2018. • In principle, it has been granted in May every year.
NSU awards	• Linked to the price of Nomura's common stock and cash-settled. • Same as RSU awards, graded vesting period is set as three years in principle. • Following the introduction of RSU as a principle vehicle in the fiscal year ended March31, 2018, NSU awards are less commonly used in Nomura. • Same as RSU awards, in principle, it has been granted in May every year.

As stated above, RSU awards have been introduced as a principle vehicle from the fiscal year ended as of March 31, 2018 and replaced with stock acquisition rights and other awards.

(3) Effect of payment of deferred compensation as equity-related compensation
By providing deferred compensation as equity-linked compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.
 • Alignment of interests with shareholders.
 • Medium-term incentives (*) and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.
   * In line with the introduction of RSU, among the equity-linked compensation, as the principal vehicle for Deferred Compensation, in principle, Nomura's common stock will be paid instead of cash over the three-year deferral period from the fiscal year following the fiscal year in which the deferred compensation was granted. Since the number of shares to be paid is determined based on the Nomura's share price at the time of grant, the increase in Nomura's share price will increase the economic value of Deferred Compensation at the time of vest. Since the increase in share prices reflects the increase in corporate value, alignment of interest with that of shareholders, in addition to medium-term incentive effects for the Directors and Executive Officers, will be achieved.
 • Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

(4) Clawback prescribed in Deferred Compensation
Any voluntary resignation, material modification of the financial statements, material breach of Nomura's internal policies and regulations etc. are subject to forfeiture, reduction or clawback (Conclusion of individual contracts including "clawback clause").

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.
With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the "Principles for Sound Compensation Practices" issued by the Financial Stability Board which recommends, among other things, a deferral period of there or more years.

8. Matters relating to Individual Directors and Executive Officers' Compensation Determined by Compensation Committee
(1) Method of Determining Compensation Policies
As the Company is organized under the Committee System, the Compensation Committee has set the "Compensation Policy of Nomura Group" and "Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc."

(2) Compensation Policy of Nomura Group
The "Compensation Policy of Nomura Group" is as follows:
Nomura Group has established compensation policy for Nomura Group officers and employees, including directors and executive officers of Nomura Holdings, Inc. ("NHI"). This policy is referred to as the "Basic Policy" and is as follows.

Compensation Governance
As a company with three Board Committees structure, pursuant to Japanese corporate law, NHI has established an independent statutory Compensation Committee. Majority the Committee members are outside directors. The Committee has established both the Basic Policy and a Compensation Policy for Directors and Executive Officers of NHI, on the basis of which it considers and determines the details of individual compensation for Directors and Executive Officers of NHI.
With respect to the relevant policies and total compensation funding for Nomura Group officers and employees other than the Company's directors and executive officers, certain decisions regarding employment and remuneration matters are delegated to the "Human Resources Committee" ("HRC") by Executive Management Board of NHI. The HRC is chaired by the Group CEO and at a minimum is composed of the Chief Finance Officer and Chief Risk Management Officer. The HRC considers and determine the above mentioned matters by cooperating with the remuneration committees in each region.

Compensation Policies and Practices
Nomura Group recognizes that its employees are key in contributing to society in line with its mission of "We help to enrich society through our expertise in capital markets".
Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all Nomura shareholders. In addition, in order to ensure that Numara Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term
Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy, to promote healthy corporate culture and behaviour in line with Nomura Group "Code of Conduct" and to facilitate a greater alignment with the environmental, social and governance ("ESG") considerations.

Based on the pay-for-performance principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.

2) Sound and effective risk management
Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. The Company adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial risks in each business. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action.

3) Alignment of interests with shareholders
For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders' interests.

In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees' compensation may be subject to suspension, reduction, forfeiture of rights, or for some employees even re-payment (so-called "clawback").

Approval and Revision of the Basic Policy
The approval, amendment or repeal of the Basic Policy can be made by the Compensation Committee of NHI.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.
"Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc." is as follows:
Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1) Base Salary
• Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.
• With respect to Executive Officers, a portion of base salary may be paid in equity-linked awards with appropriate vesting periods to ensure that medium to long-term interests of Executive Officers are closely aligned with those of shareholders.

2) Annual Bonus
• Annual bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.
• In principle, certain portion of annual bonus payment should be deferred.
• With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the annual bonus is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s). In addition, qualitative evaluation competitor benchmarking is to be reflected when determining final annual bonus amount.
• With respect to Directors and other Executive Officers, amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration the roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to the qualitative evaluation of the individual.
• Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

• Mid-term Incentive Plan
In principle, certain portion of annual bonus should be deferred and paid in an equity-linked awards with appropriate vesting periods in lieu of cash to ensure that medium-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

- Clawback

  In specific circumstances, unvested bonus may be required to be forfeited. Any voluntary resignation, material modification of Nomura's financial statements, material breach of Nomura's internal policies and regulations, amongst others, may render such forfeiture. Additionally, in certain jurisdictions, clawback provisions may apply to already paid and/or vested bonus.

3) Long-term Incentive Plan
- Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities, performance etc.
- Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity-linked awards with appropriate vesting periods to ensure that long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

(4) The reasons why the Compensation Committee confirmed that the compensations in relation to the Fiscal Year, to be paid for the Directors and Executive Officers is in line with the compensation policies
During the Fiscal Year, the Compensation Committee was held 7 times and has been discussing as follows.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 26, 2022	Resolution:	• The annual bonus of the previous fiscal year.	All members attended
June 20, 2022	Resolution:	• The appointment of the Director with the right to convoke the board of directors meetings. • The Director who reports the executions of the committee's duties to the board of the directors meetings. • The Compensation Policy of Nomura Group and base salary of the Directors and Executive Officers. • Individual base salary of the Directors and Executive Officers. • Granting RSUs to the Directors and Executive Officers.	Same as above
September 26, 2022	Resolution: Discussion:	• Individual base salary of the Directors and Executive Officers. • Group CEO Pay levels.	Same as above
December 6, 2022	Discussion:	• Director Pay levels.	Same as above
February 15, 2023	Discussion:	• Review of policies governing pay for Directors and Executive Officers.	Same as above
March 1, 2023	Reporting:	• Appointment for outside director as an advisor of subsidiary.	Same as above
March 31, 2023	Resolution: Discussion:	• The annual base salary of the next fiscal year. • Review of policies governing pay for Directors and Executive Officers.	Same as above

Through the discussions and the resolutions above, the Compensation Committee confirmed that the compensations for the Directors and the Executive Officers regarding the fiscal year are in line with relevant compensation policies and appropriate. Also, the outlines of the discussions have been reported to the Board of Directors meeting.

IV. Matters Relating to Accounting Auditor

1. Name: Ernst & Young ShinNihon LLC

2. Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	801 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,321 million yen

(Notes)

1. The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2. In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers' assets requirements, etc.

3. Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company's Accounting Auditor.

4. The Audit Committee has received necessary documents and reports from the Chief Financial Officer ("CFO"), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor's audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3. Dismissal or Non-Reappointment Policy

(1) If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2) In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

Consolidated Balance Sheet (As of March 31, 2023)

	(Millions of yen)
ASSETS	
Cash and cash deposits:	4,521,247
Cash and cash equivalents	3,820,685
Time deposits	409,082
Deposits with stock exchanges and other segregated cash	291,480
Loans and receivables:	5,207,194
Loans receivable	4,013,852
Receivables from customers	379,911
Receivables from other than customers	819,263
Allowance for credit losses	(5,832)
Collateralized agreements:	18,117,499
Securities purchased under agreements to resell	13,834,460
Securities borrowed	4,283,039
Trading assets and private equity and debt investments:	17,609,333
Trading assets	17,509,934
Private equity and debt investments	99,399
Other assets:	2,316,529
Office buildings, land, equipment and facilities	464,316
(net of accumulated depreciation and amortization of 459,954 million yen)	
Non-trading debt securities	337,361
Investments in equity securities	97,660
Investments in and advances to affiliated companies	402,485
Other	1,014,707
Total assets	47,771,802
LIABILITIES	
Short-term borrowings	1,008,541
Payables and deposits:	5,297,469
Payables to customers	1,359,948
Payables to other than customers	1,799,585
Deposits received at banks	2,137,936
Collateralized financing:	16,108,948
Securities sold under agreements to repurchase	14,217,966
Securities loaned	1,556,663
Other secured borrowings	334,319
Trading liabilities	10,557,971
Other liabilities	1,175,521
Long-term borrowings	10,399,210
Total liabilities	44,547,660
Commitments and contingencies	
EQUITY	
Common stock	594,493
Authorized – 6,000,000,000 shares	
Issued – 3,233,562,601 shares	
Outstanding – 3,003,679,324 shares	
Additional paid-in capital	707,189
Retained earnings	1,647,005
Accumulated other comprehensive income	318,454
Common stock held in treasury, at cost – 229,883,277 shares	(118,574)
Total Nomura Holdings, Inc. shareholders' equity	3,148,567
Noncontrolling interests	75,575
Total equity	3,224,142
Total liabilities and equity	47,771,802

Consolidated Statement of Income (April 1, 2022 — March 31, 2023)

	(Millions of yen)
Commissions	279,857
Fees from investment banking	113,208
Asset management and portfolio service fees	271,684
Net gain on trading	563,269
Gain on private equity and debt investments	14,504
Interest and dividends	1,114,690
Gain (loss) on investments in equity securities	(1,426)
Other	130,940
Total revenue	2,486,726
Interest expense	1,151,149
Net revenue	1,335,577
Compensation and benefits	605,787
Commissions and floor brokerage	119,237
Information processing and communications	209,537
Occupancy and related depreciation	66,857
Business development expenses	22,636
Other	162,049
Non-interest expenses	1,186,103
Income before income taxes	149,474
Income tax expense	57,798
Net income	91,676
Less: Net income (loss) attributable to noncontrolling interests	(1,110)
Net income attributable to Nomura Holdings, Inc. shareholders	92,786

Consolidated Statement of Changes in Equity (April 1, 2022 — March 31, 2023)

	(Millions of yen)
Common Stock	
Balance at beginning of year	594,493
Balance at end of year	594,493
Additional paid-in capital	
Balance at beginning of year	697,507
Stock-based compensation awards	9,411
Changes in ownership interests in subsidiaries	287
Changes in an affiliated company's interests	(16)
Balance at end of year	707,189
Retained earnings	
Balance at beginning of year	1,606,987
Net income attributable to Nomura Holdings, Inc.'s shareholders	92,786
Cash dividends	(51,050)
Loss on sales of treasury stock	(1,718)
Balance at end of year	1,647,005
Accumulated other comprehensive income (loss)	
Cumulative translation adjustments	
Balance at beginning of year	136,912
Net change during the year	105,855
Balance at end of year	242,767
Defined benefit pension plans	
Balance at beginning of year	(43,803)
Pension liability adjustments	11,629
Balance at end of year	(32,174)
Own credit adjustments	
Balance at beginning of year	34,864
Own credit adjustments	72,997
Balance at end of year	107,861
Balance at end of year	318,454
Common stock held in treasury	
Balance at beginning of year	(112,355)
Repurchases of common stock	(24,728)
Sale of common stock	0
Common stock issued to employees	18,509
Balance at end of year	(118,574)
Total NHI shareholders' equity	
Balance at end of year	3,148,567
Noncontrolling Interests	
Balance at beginning of year	58,198
Cash dividends	(3,277)
Net income attributable to noncontrolling interests	(1,110)
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	
Cumulative translation adjustments	1,058
Purchase/sale (disposition) of subsidiary shares, etc., net	(301)
Other net change in noncontrolling interests	21,007
Balance at end of year	75,575
Total equity balance at end of year	3,224,142

[Translation]

Independent Auditor's Report

May 15, 2023

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income and changes in equity and notes to the consolidated financial statements of Nomura Holdings, Inc. and its consolidated subsidiaries (the Group) applicable to the fiscal year from April 1, 2022 to March 31, 2023.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group applicable to the fiscal year ended March 31, 2023, in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Group's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Group's reporting process of the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other

information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, matters related to going concern.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- ・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

- ・Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

- ・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- ・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- ・Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

- ・Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2023. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the "Company") audited the Company's consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 119th fiscal year (from April 1, 2022 to March 31, 2023). We hereby report the method, content and results of the audit as follows:

1.   METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. Furthermore, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, October 28, 2005), etc., and when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2.   RESULT OF THE AUDIT

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.

May 15, 2023   THE AUDIT COMMITTEE OF
                                               NOMURA HOLDINGS, INC.

                                               Noriaki Shimazaki, Chairman of the Audit Committee

                                               Mari Sono, Member of the Audit Committee

                                               Victor Chu, Member of the Audit Committee

                                               Shoji Ogawa, Member of the Audit Committee

Note: Noriaki Shimazaki, Mari Sono and Victor Chu are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2023)

	(Millions of yen)
ASSETS	
Current Assets:	3,961,589
Cash and time deposits	180,977
Money held in trust	42
Short-term loans receivable	3,428,327
Accounts receivable	54,346
Income taxes refund receivable	38,898
Others	258,999
Fixed Assets:	5,553,090
Tangible fixed assets:	26,182
Buildings	7,615
Furniture & fixtures	10,469
Land	210
Construction in progress	7,889
Intangible assets:	78,830
Software	78,830
Others	0
Investments and others:	5,448,078
Investment securities	102,041
Investments in subsidiaries and affiliates (at cost)	2,523,732
Other securities of subsidiaries and affiliates	48,471
Long-term loans receivable from subsidiaries and affiliates	2,678,999
Long-term guarantee deposits	21,801
Deferred tax assets	62,838
Others	10,218
Allowance for doubtful accounts	(23)
Total assets	9,514,679
LIABILITIES	
Current Liabilities:	2,110,267
Short-term borrowings	1,809,104
Bond due within one year	100,000
Collaterals received	55,140
Accrued income taxes	4
Accrued bonuses	68,566
Others	77,454
Long-term Liabilities:	4,826,310
Bonds payable	2,705,500
Long-term borrowings	1,936,894
Others	183,916
Total liabilities	6,936,577
NET ASSETS	
Shareholders' equity:	2,661,670
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,625,878
Retained earnings reserve	81,858
Other retained earnings	1,544,020
Retained earnings carried forward	1,544,020
Treasury stock	(118,377)
Valuation and translation adjustments:	(85,930)
Net unrealized gain on investments	40,198
Deferred gains or loss on hedges	(126,128)
Stock acquisition rights	2,363
Total net assets	2,578,102
Total liabilities and net assets	9,514,679

Statement of Income (April 1, 2022 — March 31, 2023)

	(Millions of yen)
Operating revenue	472,321
Property and equipment fee revenue	108,679
Rent revenue	28,663
Royalty on trademark	34,185
Dividend from subsidiaries and affiliates	150,651
Interest income from loans to subsidiaries and affiliates	134,746
Others	15,397
Operating expenses	358,750
Compensation and benefits	53,739
Occupancy and equipment costs	40,864
Data processing and office supplies	74,517
Depreciation and amortization	30,005
Taxes	2,600
Others	8,172
Interest expenses	148,853
Operating income	113,572
Non-operating income	16,144
Non-operating expenses	7,753
Ordinary income	121,963
Extraordinary income	82,118
Gain on liquidation of subsidiaries and affiliates	12,659
Gain on sales of subsidiaries and affiliates	40,575
Gain on sales of investment securities	28,120
Gain on reversal of subscription rights to shares	764
Extraordinary losses	8,348
Loss on sales of investment securities	107
Loss on devaluation of investment securities	227
Loss on devaluation of stocks of subsidiaries and affiliates	7,573
Loss on sales and retirement of fixed assets	441
Income before income taxes	195,734
Income taxes - current	(8,775)
Income taxes - deferred	30,244
Net income	174,264

Statement of Changes in Net Assets (April 1, 2022 — March 31, 2023)

	(Millions of yen)
Shareholders' Equity	
Common stock	
Balance at beginning of the year	594,493
Balance at end of the year	594,493
Additional paid-in capital	
Capital reserve	
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve	
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Retained earnings	
Retained earnings reserve	
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings	
Retained earnings carried forward	
Balance at beginning of the year	1,427,897
Change in the year	
Cash dividends	(57,262)
Net Income	174,264
Disposal of treasury stock	(879)
Total change in the year	116,123
Balance at end of the year	1,544,020
Total retained earnings	
Balance at beginning of the year	1,509,755
Change in the year	
Cash dividends	(57,262)
Net Income	174,264
Disposal of treasury stock	(879)
Total change in the year	116,123
Balance at end of the year	1,625,878
Treasury stock	
Balance at beginning of the year	(112,159)
Change in the year	
Purchases of treasury stock	(24,728)
Disposal of treasury stock	18,509
Total change in the year	(6,219)
Balance at end of the year	(118,377)

	(Millions of yen)
Total shareholders' equity	
Balance at beginning of the year	2,551,766
Change in the year	
Cash dividends	(57,262)
Net Income	174,264
Purchases of treasury stock	(24,728)
Disposal of treasury stock	17,630
Total change in the year	109,904
Balance at end of the year	2,661,670
Valuation and translation adjustments	
Net unrealized gain on investments	
Balance at beginning of the year	59,899
Change in the year	
Other-net	(19,700)
Total change in the year	(19,700)
Balance at end of the year	40,198
Deferred gains or loss on hedges	
Balance at beginning of the year	(70,833)
Change in the year	
Other-net	(55,296)
Total change in the year	(55,296)
Balance at end of the year	(126,128)
Total valuation and translation adjustments	
Balance at beginning of the year	(10,934)
Change in the year	
Other-net	(74,996)
Total change in the year	(74,996)
Balance at end of the year	(85,930)
Stock acquisition rights	
Balance at beginning of the year	5,361
Change in the year	
Other-net	(2,998)
Total change in the year	(2,998)
Balance at end of the year	2,363
Total net assets	
Balance at beginning of the year	2,546,193
Change in the year	
Cash dividends	(57,262)
Net Income	174,264
Purchases of treasury stock	(24,728)
Disposal of treasury stock	17,630
Other-net	(77,995)
Total change in the year	31,910
Balance at end of the year	2,578,102

Independent Auditor's Report

May 15, 2023

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income and changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the "Company") applicable to the 119th fiscal year from April 1, 2022 to March 31, 2023.

In our opinion, the accompanying financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the fiscal year ended March 31, 2023, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Company's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Company's reporting process of the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

・Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2023. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution of duties by the Directors and Executive Officers of the Company during the 119th fiscal year (from April 1, 2022, to March 31, 2023). We hereby report the method, content, and results of the audit as follows.

1. METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company’s departments in charge of internal control, etc., the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding business execution, investigated the performance of duties by the Directors, Executive Officers, Senior Managing Directors, and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on said resolution, we have received regular reports on the status of the establishment and maintenance of the system from the Directors, Executive Officers, Senior Managing Directors, and significant employees, etc., asked for explanations as necessary, and provided our opinions accordingly. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries’ Directors, Senior Managing Directors, members of the Audit and Supervisory Committees, and corporate auditors, etc. and, when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from the Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. In addition, we have received confirmation from the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and, when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to the financial statements), and supplementary schedules for this fiscal year.

2. RESULT OF THE AUDIT

(1) Result of the audit of the Business Report, etc.

1. We have found that the business report and its supplementary schedules fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation.
2. In relation to the performance of the duties by the Directors and Executive Officers, we have found no misconduct or material facts that violate applicable laws, regulations, or the Articles of Incorporation.
3. We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks on the content of the business report or the execution of duties by the Directors and Executive Officers regarding the internal control system maintained based on said resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2) Result of the audit of Financial Statements and Supplementary Schedules

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.

64

May 15, 2023

THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Victor Chu, Member of the Audit Committee

Shoji Ogawa, Member of the Audit Committee

Note: Noriaki Shimazaki, Mari Sono and Victor Chu are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Fiscal Year…………………………………………… April 1 to March 31

Annual General Meeting of the Shareholders…………… Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.